

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Clifford Teller
President
PinstripesNY, Inc.
c/o Maxim Group LLC
405 Lexington Avenue
New York, NY 10174

Re: PinstripesNY, Inc.
Amendment No. 2 to Form 10
Filed February 3, 2011
File No. 000-54077

PinstripesNYC, Inc.
Amendment No. 2 to Form 10
Filed February 3, 2011
File No. 000-54078

PinstripesNYS, Inc.
Amendment No. 2 to Form 10
Filed February 3, 2011
File No. 000-54079

Dear Mr. Teller:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: David N. Feldman, Esq. (212) 997-4242